Exhibit 12
PROFESSIONAL VETERINARY PRODUCTS, LTD.
Computation of Ratio of Earnings to Fixed Charges
For the Five Years Ended July 31, 2009
(in thousands, except per share data)

	July 31,		July 31,		July 31,		July 31,		July 31,
	2005		2006		2007		2008		2009

Earnings:
Income before income taxes	$4,028		$3,890		$3,859		$2,230		$7,143
Plus interest expense	$1,233		$1,689		$1,936		$1,379		$1,096

Earnings available for fixed charges	$5,261		$5,579		$5,795		$3,609		$8,239

Interest expense	$1,233		$1,689		$1,936		$1,379		$1,096

Ratio of earnings to fixed charges	4.27	x	3.30	x	2.99	x	2.62	x	7.52	x